SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2006

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press release dated December 5, 2006

Press release dated December 13, 2006

Press release dated December 20, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: December 31, 2006

PRESS RELEASE

Paolo Scaroni and Alexei Miller meeting

San Donato Milanese (Milan), 05 December 2006 - Eni CEO Paolo Scaroni and Gazprom CEO Alexei Miller met today in the headquarters of Gazprom.

The parties talked about the aspects concerning the further development of the co-operation in the oil sector. The main topic was the implementation of the strategic partnership agreement between Eni and Gazprom, signed on November 14th, 2006.

Alexei Miller and Paolo Scaroni agreed a step ahead focusing on what was established under the agreement about the entry of Gazprom into Eni’s production and downstream gas assets, in return of Eni’s participation into Russian production assets.

Company contacts:

Press Office +39 02 52031875 - 06 5982398

Switchboard: +39 0659821

ufficio.stampa@eni.it

segreteriasocietaria.azionisti@eni.it

investor.relations@eni.it

Website: www.eni.it

Eni adopts new Voluntary Code of Conduct for listed companies

Roma, 13 December 2006 - Eni’s Board of Directors met today to adopt the new version of the Voluntary Code of Conduct for listed companies, issued on 14 March 2006. The Code provisions have been adapted in line with the particular situation of the company, and the recommended level of governance has been raised.

The Code adopted by Eni will be published on the company website.

During the meeting, the directors also approved a series of resolutions concerning the implementation of the Code’s regulations, in particular redefining the powers of the Board itself. Additionally, the Board has decided to take a leading role in the company’s sustainability policies.

Measures for the application of the other provisions of the Code will be introduced in early 2007.

Eni will provide details about the adoption and enforcement of the Code in its corporate governance report, to be published in conjunction with the 2006 Annual Report.

Eni has always regarded compliance with corporate governance guidelines and regulations as a guiding value for its organization and corporate conduct.

Contacts:

Press Office: Tel. 02.52031875 – 06.5982398

Free Number: 800940924

Switch Board Number: +39-0659821

ufficio.stampa@eni.it

segreteriasocietaria.azionisti@eni.it

investor.relations@eni.it

Internet: www.eni.it

PRESS RELEASE

Eni: Financial Calendar for 2007

San Donato Milanese (Milan), 20 December 2006 - Eni announces the dates of the publication of its financial results, to be approved by the Company’s Board of Directors during 2007.

Preliminary financial statements at December 31, 2006 and dividend estimate for the 2006 financial year	Board of Directors Press Release* and Strategy Presentation	February 22, 2007 February 23, 2007

Eni Group consolidated financial statements at December 31, 2006 and Eni SpA financial statements at December 31, 2006 Sustainability Report 2006	Board of Directors Press Release*	March 29, 2007 March 30, 2007

Report on the first quarter 2007	Board of Directors Press Release and conference call**	May 10, 2007 May 11, 2007

Report on the second quarter 2007 and preliminary first half data as of June 30, 2007	Board of Directors Press Release and conference call**	July 26, 2007 July 27, 2007

Report on the first half 2007 and interim dividend for the financial year 2007	Board of Directors Press Release*	September 20, 2007 September 21, 2007

Report on the third quarter 2007	Board of Directors Press Release and conference call**	November 8, 2007 November 9, 2007

*	Press Releases will be issued in the morning (non trading hours)
**	Press Releases will be issued in the morning (non trading hours) and conference calls for the presentation of results to the financial community will be held in the afternoon of the same day.

The Annual General Meeting of Shareholders for the approval of the financial statements of Eni SpA at December 31, 2006 and the allocation of net income will be held on May 23 and 24, 2007 (first and second call, respectively). An Extraordinary Meeting will also be convened (May 22, 23 and 24, 2006, first, second and third call, respectively) in order to approve amendments to Eni’s By-Laws as requested by Law No. 262/2005 ("Provisions for the protection of savings and the regulation of financial markets").

A road-show to present Eni’s 2007-2010 Strategic Plan to financial analysts and institutional investors is scheduled to start on February 26, 2007.

Eni will avail itself of the exemption allowed by Consob Regulations, enabling listed companies not to approve nor publish the Report on the fourth quarter of 2006, as Eni Group consolidated financial statements and Eni SpA financial statements for the year ended on December 31, 2006 will be published within 90 days of the end of the 2006 financial year.

Eni has been distributing an interim dividend since the 2005 financial year. Therefore, the payment of dividends during 2007 will take place as follows:

  The final dividend for the 2006 financial year will be paid on June 21, 2007 (ex-dividend date: June 18, 2007).
  The interim dividend for the 2007 financial year will be paid on October 25, 2007 (ex-dividend date: October 22, 2007). The payment of the final dividend for 2007 is scheduled for June 2008.

In line with best international reporting practice, the amount of the 2007 interim dividend will be announced to the market in conjunction with the Board of Directors meeting, scheduled for 26 July 2007, which will also approve the 2nd Quarterly Report 2007 and preliminary data of the first half of 2007.

Any amendment to the above calendar will be notified to the market in due time.

* * *

Contacts:

Switch Board number: +39-0659821
Free Number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

Eni Press Office:
tel.: 0252031287 - 0659822040
e-mail: ufficio.stampa@eni.it

Investor Relations:
Tel.: 0252051651 - fax: 0252031929
e-mail: investor.relations@eni.it
Internet page: www.eni.it